For Immediate Release

Press Contacts:
Charles T. Jensen	David A. Kaminer
NeoMedia Technologies, Inc.	NeoMedia Technologies, Inc.
+(239) 337-3434	+(914) 684-1934
cjensen@neom.com	dkaminer@kamgrp.com

NeoMedia Revises its Mobile Marketing Strategy,
Announces Sale of its Recently Acquired UK Subsidiary

FORT MYERS, FLA., Nov. 16, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), said today that it is continuing to revise its mobile marketing strategy, announcing the sale of recently acquired Sponge Ltd., a subsidiary based in the U.K., back to its founders. Previously, NeoMedia had announced the signing of a non-binding Letter of Intent to sell its micro paint repair business unit in order to concentrate its corporate marketing resources on mobile marketing opportunities for its patented qode® product platform.

Charles T. Jensen, president and CEO of NeoMedia, said “that this agreement with Sponge is another significant step by company management to target corporate resources on the introduction of our patented qode suite of products in European markets and in North America and China. We decided it is in the best interest of our shareholders to continue to fine-tune our focus, trim our cash burn rate, and reverse substantial dilution.”

Under the terms of the agreement, NeoMedia receives back from Sponge 33,097,135 shares of its own stock and $100,000 (net of attorney fees) in cash, and is due an additional $150,000 by March 7, 2007. NeoMedia also retains a 7.5% interest in the London-based company which develops and implements mobile marketing campaigns, mobile applications and delivers content for U.K. and international customers.

All other agreements of NeoMedia relating to the acquisition are terminated, including the purchase price guarantee clause which called for NeoMedia to make up, in cash, any decrease in the value of shares issued as consideration for the acquisition of Sponge. Based on NeoMedia’s current share price, this obligation would have been in excess of $10 million.

“NeoMedia’s plan and intent,” said Mr. Jensen, “is to build shareholder value by focusing our development and marketing expertise on next-generation mobile applications and opportunities, especially for our qode direct-to-mobile-web cell phone technology. To do so successfully, NeoMedia must also concentrate its resources in order to continue to build our presence and products, here in the U.S., in Europe, and around the world.”

NeoMedia’s patented qode (www.qode.com) suite is an easy-to-use set of applications -- qode®reader and qode®window -- which provide One Click to Content™ connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the Mobile Internet. qode®reader works with camera phones, letting users “click” on two-dimensional “smart codes” to access the Mobile Web site to which the code is linked, while qode®window lets users reach the same destination by entering a key word, slogan, or product barcode number.

“NeoMedia,” said Mr. Jensen, “looks forward to a continuing working relationship with Sponge founding partners Alex Meisl and Dan Parker and their team as part owner and co-marketing partner.”

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions through its flagship qode direct-to-mobile-web technology and ground-breaking products and services from four of the leading mobile marketing providers in the U.S. and Europe. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue -- anytime and anywhere.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

qode is a registered trademark, and qode®reader, qode®window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.